                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE TO-I/A
                               (Amendment No. 2)
                                (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                CAPTARIS, INC.
                      (Name of Subject Company (Issuer))

                                CAPTARIS, INC.
                     (Names of Filing Persons (Offerors))

  Options Issued Under the Captaris, Inc. 1989 Restated Stock Option Plan to
    Purchase Common Stock, Par Value $.01 Per Share, With An Exercise Price
                         Greater Than $10.00 Per Share
                        (Title of Class of Securities)

                                  002420-10-7
                     (CUSIP Number of Class of Securities)
                              (Underlying Class)

                              Jeffrey B. deCillia
        Executive Vice President, Chief Financial Officer and Secretary
                                Captaris, Inc.
                             11410 N.E. 122nd Way
                          Kirkland, Washington 98034
                                (425) 820-6000
          (Name, Address and Telephone Number of Person Authorized to
        Receive Notice and Communications on Behalf of Filing Persons)


                                   Copy to:
                                  Andrew Bor
                                Andrew B. Moore
                               Perkins Coie LLP
                         1201 Third Avenue, 48th Floor
                          Seattle, Washington  98101
                                (206) 583-8888

                                 June 22, 2001

                           CALCULATION OF FILING FEE

     Transaction Valuation*                      Amount of Filing Fee
     $8,282,817                                  $1,656.56

     *For purposes of calculating the amount of filing fee only. The amount assumes options to purchase 3,585,635 shares of common stock, par value $.01 per share of Captaris, Inc., having an aggregate "fair" value of $8,282,817 as of June 7, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,656.56          Form or Registration No.:  TO-I

     Filing Party:  Captaris, Inc.               Date Filed:  June 12, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule 14d-1.

     [X]  issuer tender-offer subject to Rule 13e-4.

     [ ]  going private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 12, 2001, as amended, relating to our offer to exchange certain options to purchase shares of our common stock granted under the Captaris, Inc. 1989 Restated Stock Option Plan having an exercise price per share greater than $10.00 for new options to be granted under the Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan and the 1989 Restated Stock Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated June 12, 2001 and the related Election Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEMS 1-8.

     Items 1 through 8 of the Schedule TO, which incorporate by reference the information contained in the Offer to Exchange, are hereby amended as follows:

     (a) The Offer will expire at midnight Pacific Standard Time on July 10, 2001 unless and until we, in our sole discretion, have extended the period pursuant to and in compliance with the terms of the Offer. For purposes of the Offer to Exchange, "expiration date" will henceforth mean midnight on July 10, 2001.

     (b) Section 3 of the Offer to Exchange ("Procedures for Making an Election and Tendering Options") is hereby amended by adding the following sentence to the end of the first paragraph of Section 3:

     "If you do not return your election form to us before the expiration date of the offer, your current options will not be cancelled and you will not be eligible to receive a replacement option under this offer to exchange."

     (c) Section 14 of the Offer to Exchange ("Extension of Offer; Termination; Amendment") is hereby amended by deleting the phrase "Pacific Standard Time" in the second sentence of the fourth paragraph of Section 14 and replacing it with the phrase "Eastern Time."

     (d) The Election Form filed as Exhibit (a)(2) to the Schedule TO is hereby amended by deleting the second sentence of the fourth paragraph on the second page and replacing it with the following sentence:

     "In such an event, I acknowledge that my tendered options will remain outstanding in their current form."

     (e) The Election Form filed as Exhibit (a)(2) to the Schedule TO is hereby amended by deleting the first sentence of the fifth paragraph on the second page and replacing it with the following sentence:

     "I acknowledge that the new options to be granted in this exchange will not begin vesting until six months after they are granted and that any vesting that has accrued under the eligible options that I am tendering for exchange will not be carried forward into the new options."

ITEM 2.  SUBJECT COMPANY INFORMATION

     Item 2 of the Schedule TO is hereby further amended to add section (c), as follows:

     (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS

     Item 3 of the Schedule TO is hereby amended and restated as follows:

     (a) The information set forth under Item 2(a) above is incorporated herein by reference. The business address and business telephone number of each of the executive officers and directors identified on Exhibit A to the Offer to Exchange, which is also incorporated herein by reference, is the same as the principal executive office of Captaris set forth in Item 2(a).

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

     Item 8(a) of the Schedule TO is hereby amended and restated as follows:

     (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and restated to add a reference to Exhibit (a)(8), which is attached hereto.

(a)(1)**       Offer to Exchange dated June 12, 2001.

(a)(2)**       Form of Election Form.

(a)(3)**       Form of Letter to Eligible Option Holders Regarding Offer.

(a)(4)** Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(5)**       E-mail Communication to Captaris, Inc. Employees, dated June 12,
               2001.

(a)(6)**       Press Release by Captaris, Inc. dated June 12, 2001.

(a)(7)*        E-mail Communication to Captaris, Inc. Employees, dated June 14,
               2001.

(a)(8)         E-mail Communication to Captaris, Inc. Employees, dated June 22,
               2001.

(b)            Not applicable.

(d)(1)*** Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan. Filed as Exhibit 10.17 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(2)*** Captaris, Inc. Restated 1989 Stock Option Plan (as restated on March 20, 2000). Filed as Exhibit 99.4 to the Company's Registration Statement on Form S-8 of AVT Corporation, File No. 333-38570 and incorporated herein by reference.

(d)(3)**       Form of Option Agreement.

(d)(4)*** Form of Warrant, dated January 3, 1997, issued by Applied Voice Technology, Inc. to shareholders of Telecom Technologies, Inc. Filed as exhibit 4.1 to the Company's Current Report on Form 8-K dated January 3, 1997, File No. 0-25186 and incorporated herein by reference.

(d)(5)*** Agreement and Plan of Merger among AVT Corporation, Raven Acquisition Corp., Infinite Technologies, Inc. and the stockholders of Infinite, dated as of January 3, 2001. Filed as
               Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 7, 2001, File No. 0-25186 and incorporated herein by reference.

(d)(6)*** Nonqualified Stock Option Letter Agreement, dated November 15, 2000 between AVT Corporation and David Anastasi. Filed as
               Exhibit 10.19 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(7)*** Nonqualified Stock Option Letter Agreement, dated December 14, 2000 between AVT Corporation and Tom Ryan. Filed as Exhibit
               10.20 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(g)            Not applicable.

(h)            Not applicable.
___________
*Previously filed on Schedule TO-I/A dated June 14, 2001.
**Previously filed on Schedule TO-I dated June 12, 2001.
***Incorporated by reference to previously filed documents.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 22, 2001

                                       CAPTARIS, INC.



                                       By:  /s/ Jeffrey B. deCillia
                                          --------------------------------------
                                          Jeffrey B. deCillia
                                          Executive Vice President,
                                          Chief Financial Officer and Secretary

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
------         ------------

(a)(1)**       Offer to Exchange dated June 12, 2001.

(a)(2)**       Form of Election Form.

(a)(3)**       Form of Letter to Eligible Option Holders Regarding Offer.

(a)(4)** Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(a)(5)**       E-mail Communication to Captaris, Inc. Employees, dated June 12,
               2001.

(a)(6)**       Press Release by Captaris, Inc. dated June 12, 2001.

(a)(7)*        E-mail Communication to Captaris, Inc. Employees, dated June 14,
               2001.

(a)(8)         E-mail Communication to Captaris, Inc. Employees, dated June 22,
               2001.

(d)(1)*** Captaris, Inc. 2000 Non-Officer Employee Stock Compensation Plan. Filed as Exhibit 10.17 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(2)*** Captaris, Inc. Restated 1989 Stock Option Plan (as restated on March 20, 2000). Filed as Exhibit 99.4 to the Company's Registration Statement on Form S-8 of AVT Corporation, File No. 333-38570 and incorporated herein by reference.

(d)(3)**       Form of Option Agreement.

(d)(4)*** Form of Warrant, dated January 3, 1997, issued by Applied Voice Technology, Inc. to shareholders of Telecom Technologies, Inc. Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated January 3, 1997, File No. 0-25186 and incorporated herein by reference.

(d)(5)*** Agreement and Plan of Merger among AVT Corporation, Raven Acquisition Corp., Infinite Technologies, Inc. and the stockholders of Infinite, dated as of January 3, 2001. Filed as
               Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 7, 2001, File No. 0-25186 and incorporated herein by reference.

(d)(6)*** Nonqualified Stock Option Letter Agreement, dated November 15, 2000 between AVT Corporation and David Anastasi. Filed as
               Exhibit 10.19 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.

(d)(7)*** Nonqualified Stock Option Letter Agreement, dated December 14, 2000 between AVT Corporation and Tom Ryan. Filed as Exhibit
               10.20 to the Company's 2000 Annual Report on Form 10-K, File No. 0-25186 and incorporated herein by reference.
______________
*Previously filed on Schedule TO-I/A dated June 14, 2001.
**Previously filed on Schedule TO-I dated June 12, 2001.
***Incorporated by reference to previously filed documents.